ENTERRA ENERGY TRUST

(the “Trust”)

2006 NI 51-1 02 Request Form

TO REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Trust send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Trust’s financial statements. If you wish to receive the Trust’s financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Trust’s distribution list.

PLEASE RETURN TO:

ENTERRA ENERGY TRUST

c/o Olympia Trust Company

2300, 125 – 9 Avenue SE

Calgary, Alberta

T2G 0P6

The undersigned securityholder of the Trust hereby elects to receive:

Annual financial statements and MD&A of the Trust, or Interim financial statements and MD&A of the Trust, or Both (A) and (B) as described above.

NAME: (Please print) ADDRESS:

SIGNATURE:

DATE:

I certify that I am a securityholder of the Trust

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.